Gift of College, Inc.



ANNUAL REPORT

24005 Ventura Boulevard

Calabasas, CA 91302

0

https://www.giftofcollege.com/

This Annual Report is dated July 6, 2022.

BUSINESS

Our mission is to eradicate student loan debt. GiftofCollege.com is a crowdfunding platform that makes it easy for friends, family, and employers to contribute to any 529 college savings or student loan accounts. Its suite of products includes Gift of College Gift Cards (available online at Walmart.com and at over 3000 retailer locations including select Target, Save Mart, Lucky, and H-E-B stores) and Gift of College At-Work, an employee benefit program offering payroll deduction and employer contribution technology. Our company currently works remotely and does not have a physical office space.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue
Revenue for fiscal year 2021 was $599,513 an approximate 36% decrease compared to fiscal year 2020 revenue of $946,690. Sales decreased during 2021 largely due to the continued global pandemic.

Cost of sales
Cost of sales for 2021 and 2020 remained at zero

Expenses
Expenses in fiscal 2021 decreased $270,745 over fiscal 2020. Expenses were $1,087,464 in 2020 and $816,719 in 2021. The decrease in expenses were attributed to reducing marketing expenses, and lowering administrative costs.

Historical results and cash flows
The Company's historical cash flows can be attributed to a small company focused on growth. Since 2010, the Company has relied on its founders to create a marketplace for its products. Those products are now a marketplace reality. During 2018 and 2019, salaries and benefits, placement fees, sales marketing (including conference fees and travel) accounted for recurring expenses that impacted cash flows. To bridge the gap in 2019, the Company secured a $300K short term loan. Cash flows in 2020 were sufficient to support monthly expenses including monthly loan payments. The fully amortized loan commitment was paid off in March 2021. During 2020 and 2021, the Company received two PPP (Paycheck Protection Program) loans and an EIDL (Economic Injury Disaster Loan) loan through the SBA. Both PPP loans have been forgiven.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $723,805.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Credibility Capital Inc.
Amount Owed: $0
Interest Rate: 13.5%
Maturity Date: March 26, 2021
On February 27, 2019, the company entered into the loan agreement with Credibility Capital Inc., in the amount of $100,000. The loan carried an interest rate of 13.5% per annum and matures after 24 monthly payments in the amount of $4,777.7 starting on March 26, 2019.

• Creditor: Credibility Capital Inc.
Amount Owed: $0
Interest Rate: 13.5%
Maturity Date: February 27, 2021
On February 27, 2019, the company entered into a second loan agreement with Credibility Capital Inc., in the amount of $ 200,000. The loan carries an interest rate of 13.5% per annum and the loan carried an interest rate of 13.5% per annum and matures after 24 monthly payments in the amount $9,555.40.

• Creditor: Wayne Weber
Amount Owed: $80,000.00
Interest Rate: 0.0%
Maturity Date: January 01, 0001
The loan does not bear any interest and there is no defined maturity date.

• Creditor: SBA
Amount Owed: $151,883
Interest Rate: 3.75%
Maturity Date: June 05, 2051
COVID-19 EIDL automatic deferral for one year. Interest accrues when funds were dispersed to the company. Funds received on 06/05/2020.

• Creditor: Wayne Weber
Amount Owed: $16,272.00
Interest Rate: 0.0%
Maturity Date: January 01, 0001
The note does not bear any interest and there is no defined maturity date.

• Creditor: Kristine Sickels
Amount Owed: $30,157.00
Interest Rate: 0.0%
Maturity Date: January 01, 0001
The note does not bear any interest and there is no defined maturity date

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Wayne Weber
Wayne Weber's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

• Position: Chief Executive Officer
Dates of Service: December 08, 2008 - Present
Responsibilities: To create and implement the vision of Gift of College to help eradicate student loan debt. This includes creating consumer products and services to reach that vision. Overseeing the entire team executing the day to day activities to accomplish company goals.

• Position: Director
Dates of Service: January 01, 2009 - Present
Responsibilities: Member of the board of directors

Name: Rob Creaser
Rob Creaser's current primary role is with Hamilton Grant LLC. Rob Creaser currently services 10-15 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Compliance Officer & Chief Financial Officer
Dates of Service: August 08, 2011 - Present
Responsibilities: Responsibilities include monitoring the compliance functionality of the company's platform, transaction monitoring, including communications with outside financial institutions. The CFO role includes oversight of annual financial reporting, corporate actions, and funding solutions.

• Position: Director
Dates of Service: January 01, 2013 - Present
Responsibilities: Board of Directors member

Other business experience in the past three years:
• Employer: Hamilton Grant LLC
Title: Compliance Consultant
Dates of Service: August 2021 – Present

Responsibilities: Provide outsourced compliance services and business development assistance. Hamilton Grant LLC is a registered broker dealer and FINRA/SIPC member

Other business experience in the past three years:
• Employer: StartEngine Primary LLC
Title: CCO-Compliance Consultant
Dates of Service: August 2018 – July 2021
Responsibilities: Assist the broker dealer compliance department and other related activities. StartEngine Primary LLC is a wholly owned subsidiary of StartEngine Crowdfunding Inc., which is also the parent company of StartEngine Capital LLC, the funding portal conducting this Regulation Crowdfunding Offering. StartEngine Primary LLC and StartEngine Capital LLC are sister companies. For the past two years Rob has been with StartEngine Primary LLC, a registered broker-dealer and FINRA/SIPC member. He currently assists the Compliance Team of StartEngine Primary LLC. Regulation Crowdfunding (Reg CF) is a separately regulated business and is not part of StartEngine Primary LLC's operations.

Other business experience in the past three years:
• Employer: Foresters Equity Services
Title: Compliance Consultant
Dates of Service: July 2015 - April 2018
Responsibilities: Served as outsourced consultant for various compliance tasks

Name: Kristine Sickels
Kristine Sickels's current primary role is with Her Story LLC. Kristine Sickels currently services 2-5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: December 08, 2008 - Present
Responsibilities: Board member and advisor to the company.

• Position: Corporate Secretary
Dates of Service: August 31, 2020 - Present
Responsibilities: Corporate actions and approval of required corporate documents.

• Position: Chief Marketing Officer
Dates of Service: December 15, 2008 - Present
Responsibilities: Developing Gift of College's vision and brand strategy. Kristine's extensive marketing and branding background provides the company's marketing staff a forward thinking plan for marketing and branding's dynamic environment.

Other business experience in the past three years:
• Employer: Her Story LLC
Title: CEO
Dates of Service: July 06, 2019 - Present
Responsibilities: Design, implement, and execute a foundation to help support female entrepreneurs and their brands

Other business experience in the past three years:
• Employer: Ridge Church
Title: President of the Nexus Project
Dates of Service: September 01, 2019 - Present
Responsibilities: To develop the Nexus Project, a non-profit linking education and community. This is a start-up in beta

Other business experience in the past three years:
• Employer: Newell Brands
Title: SVP of Global Marketing
Dates of Service: January 01, 2000 - May 31, 2019
Responsibilities: Led the global brand marketing, activation, trade strategy, innovation and market development, and licensing teams for brands including, Calphalon, CrockPot, Mr. Coffee,

Oster, and Sunbeam.

Name: Patricia Roberts
Patricia Roberts's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Operating Officer
Dates of Service: October 15, 2016 - Present
Responsibilities: Manage all day to day operations of the company including marketing, operations, and customer service. Patricia started at the company on October 2016 as an outside consultant and became a full-time employee in August 2018.

Other business experience in the past three years:
• Employer: NYC Kids Rise
Title: Founding Director
Dates of Service: April 15, 2017 - August 15, 2018
Responsibilities: Develop and implement a strategy to launch a Children's Savings Account for NYC kindergartners.

Name: Brian Pautsch
Brian Pautsch's current primary role is with Wavoto. Brian Pautsch currently services 10-15 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Technology Officer
Dates of Service: July 14, 2012 - Present
Responsibilities: Website development and tech security. Brian is a 1099 employee with the company and works part-time. His hours with the company vary between 10-15 hours per week.

Other business experience in the past three years:
• Employer: Wavoto
Title: Founder
Dates of Service: July 17, 2015 - Present
Responsibilities: Develop technology to support the Wavato Web platform.

Name: Christine Keyser
Christine Keyser's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director of Operations
Dates of Service: September 01, 2016 - Present
Responsibilities: Christine is responsible for overseeing platform driven transactions and banking activity. She works closely with our COO onboarding 529 plan administrators, signing up new companies utilizing our Gift of College at Work product, and coordinating with our CTO platform access for new clients.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Wayne Weber

Amount and nature of Beneficial ownership: 3,496,000

Percent of class: 72.83

RELATED PARTY TRANSACTIONS

Name of Entity: Wayne Weber

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Note payable for $16,272 and a loan in the amount of $80,000.

Material Terms: Both the note and the loan do not bear any interest and there is no defined maturity date.

Name of Entity: Kristine Sickels

Relationship to Company: Director

Nature / amount of interest in the transaction: Note payable $30,157

Material Terms: The note does not bear any interest and there is no defined maturity date.

OUR SECURITIES

The company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company offered up to 214,000 of Class A Common Stock. The Reg CF offering sold 19,397 Class A Common shares.

Class A Common Stock

The amount of security authorized is 6,000,000 with a total of 4,800,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the

Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on StartEngine or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on StartEngine could harm our reputation and materially negatively impact our financial condition and business.

COVID-19

COVID-19 has affected the world's population in many ways. The company's staffing risk associated with COVID-19 is minimal. All of the company's staff works remotely and reside in different parts of the country. The risks of contracting COVID-19 in a close working environment is minimized. The majority of companies we work with are also in remote working environments. The effect of COVID-19 may involve educational changes or environments. Many schools and colleges have modified instruction methods to limited class size, remote learning, or modified home schooling. In person learning environments at the time of this writing are slowly increasing. There is no guarantee in-person learning will return to the level of years past.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 6, 2022.

Gift of College, Inc.

By /s/ *Wayne Weber*

    Name: Gift of College, Inc

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Wayne Weber the Principal Executive Officer of **Gift of College, Inc.** hereby certify that the financial statements of **Gift of College, Inc.** and notes thereto for the periods ending December 31, 2020, and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Gift of College, Inc. has not yet filed its federal tax return for 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 29th of April 2022.



Signature

Chief Executive Officer
Title

April 29, 2022
Date

As of December 31,		2021		2020
(USD $ in Dollars) Unaudited				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	723,805	$	622,980
Accounts receivable—net		0		0
Prepaids and other current assets		500		0
Total current assets		**724,305**		**622,980**
Property and equipment, net		66		306
Intangible assets, net		8,886		9,734
Total assets	**$**	**733,257**	**$**	**633,020**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	12,682	$	7,218
Accounts payable		0		0
Current portion of Note Payable		0		16,902
PPP Loan		0		85,946
EIDL Loan		151,883		157,000
Other current liabilities		116		410
Deferred Revenue		973,730		769,022
Total current liabilities		**1,138,411**		**1,036,498**
Note Payable		46,429		46,429
Loan Payable		80,000		80,000
Total liabilities		**1,264,840**		**1,162,927**
STOCKHOLDERS EQUITY				
Common Stock		480		480
Retained earnings/(Accumulated Deficit)		(532,063)		(530,387)
Total stockholders' equity		**(531,583)**		**(529,907)**
Total liabilities and stockholders' equity	**$**	**733,257**	**$**	**633,020**

GIFT OF COLLEGE, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	599,513	946,690
Cost of goods sold	-	-
Gross profit	599,513	946,690
Operating expenses		
General and administrative	677,367	886,304
Sales and marketing	139,352	201,160
Total operating expenses	816,719	1,087,464
Operating income/(loss)	(217,206)	(140,774)
Interest expense	23,936	6,208
Other Loss/(Income-PPP Forgiveness)	(171,455)	-
Income/(Loss) before provision for income taxes	(69,687)	(146,982)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(69,687)**	**(146,982)**

CERTIFICATION

I, Wayne Weber, Principal Executive Officer of Gift of College, Inc., hereby certify that the financial statements of Gift of College, Inc. included in this Report are true and complete in all material respects.

Wayne Weber

CEO